a2a
energie in comune

09045740

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SEC
Mail Processing
Section

MAR 27 2009

Washington, DC
122

BY COURIER

March 24, 2009

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

4/2

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

a2a
energie in comune

IRIDE

ZMB

PRESS RELEASE

A2A, Iride and Gazprom Group
PROCEED WITH CLOSING OF THE JV PROJECT FOR THE SALE OF NATURAL GAS ON THE ITALIAN MARKET

Milan, March 24th, 2009 – On the date hereof, through the subscription of a share capital increase, ZMB GmbH, a company belonging to the Gazprom group, has acquired title to a quota representing 50% of the corporate capital of A2A Beta S.p.A., a company participated also by A2A Alfa S.r.l. (70% A2A group and 30% Iride group). By such transaction, the parties have implemented the agreements previously entered into among them in relation to the joint venture project for the sale of natural gas in the Italian market

For further information:

A2A S.p.A.
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

Iride S.p.A.
Investor relations
Enrico Pochettino-011 4098159
Media relations
Fabrizio Gaudio – 011 4098146 – 348 5549716 – fabrizio.gaudio@gruppo-iride.it
Barabino & Partners 010 2725048 – Roberto Stasio

ZMB GmbH
Press Office
Mr Burkhard Woelki
Head of Communication
Tel. +49 30 20195-152
E-Mail: burhard.woelki@gazprom-germania.de